

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

Via E-mail
Stephen H. Fraser
President and Chief Executive Officer
Horizon Lines, Inc.
4064 Colony Road
Suite 200
Charlotte, NC 28211

> **Re: Horizon Lines, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 26, 2011**
> **File No. 333-176520**
> **Schedule TO**
> **Filed August 26, 2011**
> **File No. 5-81081**

Dear Mr. Fraser:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm. Please confirm to us that

you will satisfy the obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

2. We note that agreements were entered into with approximately 98% of noteholders prior to the filing of the registration statement and the commencement of the exchange offer. Please refer to the Division of Corporation Finance's Compliance and Disclosure Interpretations-Securities Act Section at 139.29. Supplementally advise us of how the filing person considered the aforementioned interpretation. Refer to http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

3. Further to our comment above. Supplementally advise us of the total number of noteholders contacted (i.e., including any holders who chose not to execute an agreement) and whether all persons who executed agreements are accredited investors. We may have further comment.

4. Supplementally advise us of the consideration you have given to the provisions of Rule 13e-4(f)(8)(ii) as it applies to the consideration being offered to non-U.S. citizen noteholders who participate in the exchange offer. Your response should address how the company considered the relative value and/or characteristics of the redemption notes and warrants as compared to the common stock offered to U.S. citizens.

5. You inform noteholders of the questionnaire they must complete to certify their U.S. citizenship. Failure to do so could result in the U.S. citizen being unable to receive common shares as part of the exchange consideration. Advise us of whether there are procedures U.S. citizens may use to contact the company in order to correct errors made in submitting the questionnaire and in order to preserve their right to receive the exchange consideration offered to other U.S. citizens.

6. You disclose that the New York Stock Exchange has allowed the company an exception from its Shareholder Approval Policy. Notwithstanding, given that noteholders will own approximately 62% of outstanding shares following the consummation of the offer (and prior to any conversions of new notes), supplementally advise us of the consideration the board has given to requirements under the constitutive documents of the company and/or state law, if any, regarding the failure to obtain shareholder approval prior to the consummation of the exchange offer.

Cautionary Note Regarding Forward Looking Statements, page ii

7. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please include disclosure stating that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer.

8. Refer to disclosure in which you "specifically decline any obligation to update any…statements or to publicly announce the results of any revisions to any such statements…" Please remove this statement. It is inconsistent with the company's obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Also, refrain from including such language in future press releases and/or filings.

Questions and Answers about the Exchange Offer, page vi

What will I receive in the Exchange Offer, page vii

9. Clarify what exchange consideration foreign holders will receive. For example, please explain the circumstances when foreign noteholders will receive common shares, versus warrants versus redemption notes. Refer generally to Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A. We may have further comment.

Are there any conditions to the Exchange Offer…, page viii

10. Please include an explanation of why the company intends to seek shareholder approval to approve the issuance of warrant consideration for excess shares.

11. Please further highlight the impact of the exchange offer on the voting power noteholders will have following the consummation of the exchange offer.

Conditions of the Exchange Offer and Consent Solicitation, page 132

12. All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer. We note the language in the third paragraph following the bullet point list of conditions. Please revise to clarify that the assertion of any such conditions would need to occur at or prior to expiration.

Description of the Redemption Notes, page 144

13. Please supplement the disclosure in this section to provide further details of the material terms of the redemption notes, which may be issued to foreign noteholders in lieu of common shares in the exchange offer or upon conversion of the new notes in order to comply with the Jones Act.

Exhibit Index

14. We note reference to the "questionnaire" that noteholders must return in order to certify their citizenship for the reasons you outline. We were unable to locate the questionnaire as an exhibit. Please advise or revise to file as an exhibit to the Schedule TO.

15. Please file the opinion of counsel with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange Act of 1934 and all applicable Securities and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3757 with any other questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions